

17017218

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 3 2017
DIVISION OF TRADING & MARKETS

ION

ANNUAL AUDITED REPORT
FORM X-17A-5 / 14
PART III

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SEC FILE NUMBER
8- 66096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hines Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X

X/R ✓

Deloitte.

SEC
Mail Processing
Section
MAR 03 2017
Washington DC
414

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hines Securities, Inc.

We have reviewed management's statements, included in the accompanying Hines Securities, Inc. Exemption Report, in which (1) Hines Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2017

RECEIVED
2017 MAR -9 AM 8:13
SEC / TM

Hines Securities, Inc.

Exemption Report

Hines Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

Hines Securities, Inc.

I, Debbie Prosperie, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Debbie Prosperie, Financial Operations Principal

February 24, 2017